FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 26, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 26, 2005                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

25 January 2005             Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 15,266 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 26 January 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

26 January 2005

Issued -  Wednesday 26 January 2005, London - LSE Announcement


       GSK RECEIVES NOTICE FROM IRS ON TAX ALLOCATION DISPUTE FOR 1997-2000


As part of its long-running dispute with the US Internal Revenue Service (IRS), GlaxoSmithKline (GSK) announced today that, as expected, the company has now received a claim for additional taxes that the US government asserts legacy company, Glaxo Wellcome owes for the years 1997-2000. GSK disagrees with this tax claim, and the company believes that it has paid all the taxes owed to the U.S. Government for these years.

This Notice of Deficiency for $1.9 billion ((pound)1.0 billion) in tax, principally relates to the allocation of taxes on profits for Glaxo heritage products between the US and other countries. To the extent that the IRS is successful in this claim, interest would be payable. GSK estimates the interest to date would be approximately $700 million ((pound)380 million), net of federal tax relief.

On January 7, 2004, GSK previously announced that the company had received a Notice of Deficiency for $2.7 billion in tax for the years 1989-1996, and estimated the interest charge for this claim would be approximately $2.5 billion net of federal tax relief. In making the announcement GSK said that it expected to receive a similar notice for the 1997-2000 period,

The company continues to believe, based on external professional advice, that it has made adequate provision for tax liabilities which could arise from these tax assessments. GSK also continues to believe that the profits reported by its US subsidiaries for the period 1989-2000, on which it has paid taxes in the United States, are more than sufficient to reflect the activities of its US operations.

There continues to be a wide difference of views between GSK and the IRS. GSK considers that the additional tax claim by the IRS on Glaxo heritage products is inconsistent with the treatment of other pharmaceutical companies, including GSK legacy company SmithKline Beecham. GSK plans to contest this claim for additional taxes.

Disagreements with and between revenue authorities as to tax allocations between related companies in different tax jurisdictions are inevitable for a global business such as GSK. The company attempted to resolve the dispute by referring it to negotiations between the US and UK tax authorities. The company believes these discussions collapsed when the UK supported the GSK position that no additional taxes were due to the IRS.

The company will ask the US Tax Court to consolidate the 1997-2000 claim with the case currently pending before the court for the 1989-1996 tax years. A provisional date for the trial has been set for October 2006.
S M Bicknell,
Company Secretary

26 January 2005

                                                              *******

GlaxoSmithKline, one of the world's leading research-based pharmaceutical and healthcare companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For more information, please visit the company's web site at gsk.com.



Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report on Form 20-F for 2003.


Enquiries:

UK Media enquiries:                     Philip Thomson           (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                      Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542

US Analyst/ Investor enquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419